EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$294,860	$292,176	$246,809	$207,929	$199,259
Fixed Charges (as below)	75,410	59,847	58,771	61,742	63,665
Total Earnings	$370,270	$352,023	$305,580	$269,671	$262,924

FIXED CHARGES
Interest Expense	$68,015	$53,869	$50,948	$54,246	$59,539
Credit for Allowance for Borrowed Funds Used During Construction	2,595	2,478	5,123	4,996	1,526
Estimated Interest Element in Lease Rentals	4,800	3,500	2,700	2,500	2,600
Total Fixed Charges	$75,410	$59,847	$58,771	$61,742	$63,665

Ratio of Earnings to Fixed Charges	4.91	5.88	5.19	4.36	4.12